UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2020

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2020

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2020 (our “2019 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2019 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2019 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2019 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2019 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive (Loss) Income

Three Months Ended March 31, 2020 and 2019

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2020	2019
Revenues:
Lease rental income - owned fleet	$130,072	$128,973
Lease rental income - managed fleet	15,406	26,553
Lease rental income	145,478	155,526

Management fees - non-leasing	1,484	2,301

Trading container sales proceeds	9,585	13,300
Cost of trading containers sold	(8,936)	(10,732)
Trading container margin	649	2,568

Gain on sale of owned fleet containers, net	5,794	6,767

Operating expenses:
Direct container expense - owned fleet (1)	13,264	11,580
Distribution expense to managed fleet container investors	14,163	24,480
Depreciation expense (2)	66,834	62,464
Amortization expense	564	602
General and administrative expense	10,138	9,830
Bad debt expense, net	2,045	159
Container lessee default recovery, net (1)	(12)	(653)
Total operating expenses	106,996	108,462
Income from operations	46,409	58,700
Other (expense) income:
Interest expense	(36,112)	(37,516)
Write-off of unamortized deferred debt issuance costs	(122)	—
Interest income	400	638
Realized (loss) gain on derivative instruments, net	(1,526)	1,444
Unrealized loss on derivative instruments, net	(14,937)	(5,738)
Other, net	(53)	—
Net other expense	(52,350)	(41,172)
(Loss) income before income tax and noncontrolling interest	(5,941)	17,528
Income tax benefit (expense)	833	(373)
Net (loss) income	(5,108)	17,155
Less: Net loss (income) attributable to the noncontrolling interest	729	(105)
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(4,379)	$17,050
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.08)	$0.30
Diluted	$(0.08)	$0.30
Weighted average shares outstanding (in thousands):
Basic	56,455	57,475
Diluted	56,455	57,587
Other comprehensive (loss) income, before tax:
Change in derivative instruments designated as cash flow hedges	(8,858)	—
Reclassification of realized gain on derivative instruments designated as cash flow hedges	(62)	—
Foreign currency translation adjustments	(63)	107
Comprehensive (loss) income, before tax	(14,091)	17,262
Income tax benefit related to items of other comprehensive (loss) income	93	—
Comprehensive (loss) income, after tax	(13,998)	17,262
Comprehensive loss (income) attributable to the noncontrolling interest	729	(105)
Comprehensive (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(13,269)	$17,157

(1) Amounts for container write-off and recovery and container recovery costs from lessee default for the period ended March 31, 2019 have been reclassified out of the previously reported line item “container impairment” and “direct container expense – owned fleet”, respectively, and included within “container lessee default recovery, net” to conform with the 2020 presentation.

(2) Amount to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the period ended March 31, 2019 has been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2020 presentation.

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2020 and December 31, 2019

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2020	2019
Assets	.
Current assets:
Cash and cash equivalents	$128,664	$180,552
Accounts receivable, net of allowance for credit losses of $8,026 and $6,299, respectively	118,905	109,384
Net investment in finance leases, net of allowance for credit losses of $186 and $0, respectively	40,164	40,940
Container leaseback financing receivable, net of allowance for credit losses of $90 and $0, respectively	20,661	20,547
Trading containers	12,894	11,330
Containers held for sale	46,902	41,884
Prepaid expenses and other current assets	14,367	14,816
Due from affiliates, net	2,112	1,880
Total current assets	384,669	421,333
Restricted cash	97,334	97,353
Containers, net of accumulated depreciation of $1,482,677 and $1,443,167, respectively	4,007,433	4,156,151
Net investment in finance leases, net of allowance for credit losses of $801 and $0, respectively	297,549	254,363
Container leaseback financing receivable, net of allowance for credit losses of $379 and $0, respectively	245,507	251,111
Fixed assets, net of accumulated depreciation of $12,465 and $12,266, respectively	1,108	1,128
Intangible assets, net of accumulated amortization of $45,923 and $45,359, respectively	4,727	5,291
Derivative instruments	-	135
Deferred taxes	1,388	1,388
Other assets	14,091	14,364
Total assets	$5,053,806	$5,202,617
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$21,499	$23,404
Container contracts payable	5,294	9,394
Other liabilities	2,733	2,636
Due to container investors, net	19,151	21,978
Debt, net of unamortized costs of $6,293 and $8,120, respectively	239,066	242,433
Total current liabilities	287,743	299,845
Debt, net of unamortized costs of $21,160 and $21,446, respectively	3,426,079	3,555,296
Derivative instruments	37,500	13,778
Income tax payable	9,945	9,909
Deferred taxes	6,644	7,789
Other liabilities	29,546	30,355
Total liabilities	3,797,457	3,916,972
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,326,555 shares issued and 54,870,475 shares outstanding at 2020; 58,326,555 shares issued and 56,817,918 shares outstanding at 2019	583	583
Treasury shares, at cost, 3,456,080 and 1,508,637 shares, respectively	(33,223)	(17,746)
Additional paid-in capital	411,666	410,595
Accumulated other comprehensive loss	(9,401)	(511)
Retained earnings	861,194	866,458
Total Textainer Group Holdings Limited shareholders’ equity	1,230,819	1,259,379
Noncontrolling interest	25,530	26,266
Total equity	1,256,349	1,285,645
Total liabilities and equity	$5,053,806	$5,202,617

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

Three Months Ended March 31, 2020 and 2019

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Textainer Group Holdings Limited Shareholders' Equity
						Accumulated		Total
					Additional	other		Textainer Group
	Common shares		Treasury shares		paid-in	comprehensive	Retained	Holdings Limited	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	loss	earnings	shareholders' equity	interest	equity
Balances, December 31, 2018	58,032,164	$581	(630,000)	$(9,149)	$406,083	$(436)	$809,734	$1,206,813	$29,178	$1,235,991
Share-based compensation expense	—	—	—	—	1,056	—	—	1,056	—	1,056
Comprehensive income:
Net income attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	17,050	17,050	—	17,050
Net income attributable to noncontrolling interest	—	—	—	—	—	—	—	—	105	105
Foreign currency translation adjustments	—	—	—	—	—	107	—	107	—	107
Total comprehensive income										17,262
Balances, March 31, 2019	58,032,164	$581	(630,000)	$(9,149)	$407,139	$(329)	$826,784	$1,225,026	$29,283	$1,254,309

Balances, December 31, 2019	58,326,555	583	(1,508,637)	(17,746)	410,595	(511)	866,458	1,259,379	26,266	1,285,645
Cumulative adjustment for adoption of ASU 2016-13	—	—	—	—	—	—	(885)	(885)	(7)	(892)
Purchase of treasury shares	—	—	(1,947,443)	(15,477)	—	—	—	(15,477)	—	(15,477)
Share-based compensation expense	—	—	—	—	1,071	—	—	1,071	—	1,071
Comprehensive (loss) income:
Net loss attributable to Textainer Group Holdings Limited common shareholders	—	—	—	—	—	—	(4,379)	(4,379)	—	(4,379)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	—	(729)	(729)
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	(8,858)	—	(8,858)	—	(8,858)
Reclassification of realized gain on derivative instruments designated as cash flow hedges	—	—	—	—	—	(62)	—	(62)	—	(62)
Foreign currency translation adjustments						(63)	—	(63)	—	(63)
Income tax benefit related to items of other comprehensive (loss) income	—	—	—	—	—	93	—	93	—	93
Total comprehensive loss										(13,998)
Balances, March 31, 2020	58,326,555	$583	(3,456,080)	$(33,223)	$411,666	$(9,401)	$861,194	$1,230,819	$25,530	$1,256,349

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2020 and 2019

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2020	2019
Cash flows from operating activities:
Net (loss) income	$(5,108)	$17,155
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation expense (1)	66,834	62,464
Bad debt expense, net	2,045	159
Container recovery from lessee default, net (2)	(1)	(720)
Unrealized loss on derivative instruments, net	14,937	5,738
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	2,183	1,870
Amortization of intangible assets	564	602
Gain on sale of owned fleet containers, net	(5,794)	(6,767)
Share-based compensation expense	1,071	1,056
Changes in operating assets and liabilities	(3,009)	25,552
Total adjustments	78,830	89,954
Net cash provided by operating activities	73,722	107,109
Cash flows from investing activities:
Purchase of containers and fixed assets	(11,249)	(119,335)
Receipt of principal payments on container leaseback financing receivable	5,099	—
Proceeds from sale of containers and fixed assets	30,939	32,885
Net cash provided by (used in) investing activities	24,789	(86,450)
Cash flows from financing activities:
Proceeds from debt	—	60,000
Principal payments on debt	(134,697)	(86,171)
Principal repayments on container leaseback financing liability	(124)	—
Purchase of treasury shares	(15,477)	—
Debt issuance costs	(57)	—
Net cash used in financing activities	(150,355)	(26,171)
Effect of exchange rate changes	(63)	107
Net decrease in cash, cash equivalents and restricted cash	(51,907)	(5,405)
Cash, cash equivalents and restricted cash, beginning of the year	277,905	224,928
Cash, cash equivalents and restricted cash, end of period	$225,998	$219,523

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss (gain) on derivative instruments, net	$35,657	$33,826
Net income taxes paid	$22	$15
Receipt of payments on finance leases, net of income earned	$8,664	$14,428
Supplemental disclosures of noncash operating activities:
Initial recognition of operating lease liability from obtaining right-of-use assets	$-	$12,024
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(4,100)	$50,555
Containers placed in finance leases	$53,730	$29,757

(1) Amount to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the period ended March 31, 2019 has been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2020 presentation.

(2) Amount for container write-off and recovery from lessee default for the period ended March 31, 2019 has been reclassified out of the previously reported line item “container impairment” and included within “container recovery from lessee default, net” to conform with the 2020 presentation.

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 10 “Segment Information”).

(2)    Accounting Policies and Recent Accounting Pronouncements

(a)	Basis of Accounting

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (“2019 Form 20-F”) filed with the Securities and Exchange Commission on March 30, 2020.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated balance sheet as of March 31, 2020, the Company’s condensed consolidated statements of comprehensive (loss) income for the three months ended March 31, 2020 and 2019, condensed consolidated statements of shareholders’ equity for the three months ended March 31, 2020 and 2019 and condensed consolidated statements of cash flows for the three months ended March 31, 2020 and 2019. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2020.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. All significant intercompany accounts and balances have been eliminated in consolidation.

TAP Funding

TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) is a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owns 50.1%, TAP owns 49.9% of the common shares of TAP Funding, and TAP Funding is a voting interest entity (“VME”).  The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The equity owned by TAP in TAP Funding is shown as a noncontrolling interest on the Company’s condensed consolidated balance sheets and the net (loss) income attributable to the noncontrolling interest’s operations is shown as net (loss) income attributable to the noncontrolling interests on the Company’s condensed consolidated statements of comprehensive (loss) income.

(c)	Containers

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the Company’s containers from the manufacturer to the containers’ first destined port. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of March 31, 2020 and December 31, 2019 were as follows:

	March 31, 2020			December 31, 2019
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than open top and flat rack containers:
20'	$1,594,605	$(403,041)	$1,191,564	$1,627,878	$(396,247)	$1,231,631
40'	158,877	(57,123)	101,754	167,011	(58,852)	108,159
40' high cube	2,442,977	(609,710)	1,833,267	2,510,937	(592,374)	1,918,563
45' high cube	28,451	(11,784)	16,667	28,670	(11,488)	17,182
Refrigerated containers:
20'	20,437	(7,576)	12,861	20,484	(7,258)	13,226
20' high cube	5,140	(3,185)	1,955	5,139	(3,090)	2,049
40' high cube	1,051,945	(353,084)	698,861	1,052,707	(338,068)	714,639
Open top and flat rack containers:
20' folding flat	17,539	(4,692)	12,847	17,617	(4,538)	13,079
40' folding flat	50,757	(17,631)	33,126	51,152	(17,278)	33,874
20' open top	12,980	(1,646)	11,334	13,259	(1,625)	11,634
40' open top	23,155	(4,465)	18,690	23,313	(4,351)	18,962
Tank containers	83,247	(8,740)	74,507	81,151	(7,998)	73,153
Total containers	$5,490,110	$(1,482,677)	$4,007,433	$5,599,318	$(1,443,167)	$4,156,151

See Note 4 “Managed Container Fleet” for information on the managed fleet containers included above.

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment of the Company’s leasing equipment for the three months ended March 31, 2020 and 2019.

Write-Off of Container Rental Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of containers that are unlikely to be recovered from lessees in default. The Company recorded impairment charges during the three months ended March 31, 2020 and 2019 of $0 and $11, respectively, to write-off containers that were unlikely to be recovered from lessees in default, net of gains associated with recoveries on containers previously estimated as lost with lessees in default. These amounts are recorded in the condensed consolidated statements of comprehensive income as “container lessee default recovery, net”.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Impairment of Containers Held for Sale

Containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell. The Company records impairment to write-down the value of containers held for sale to their estimated fair value, less cost to sell, under observable (Level 2) market inputs. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. The carrying value of containers held for sale that have been impaired to write down the value of the containers to their estimated fair value less cost to sell was $23,165 and $22,217 as of March 31, 2020 and December 31, 2019, respectively. When containers are retired or otherwise sold, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized.

During the three months ended March 31, 2020 and 2019, the Company recorded container impairments of $4,586 and $1,520, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices, and was included in “depreciation expense” in the condensed consolidated statements of comprehensive (loss) income.

(d)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees.

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income from its owned fleet for the three months ended March 31, 2020 and 2019 and more than 10% of the Company’s gross accounts receivable from its owned fleet as of March 31, 2020 and December 31, 2019:

	Three Months Ended
	March 31,
Lease Rental Income - owned fleet	2020	2019
Customer A	16.9%	13.6%
Customer B	13.2%	13.8%

Gross Accounts Receivable- owned fleet	March 31, 2020	December 31, 2019
Customer A	11.3%	17.1%
Customer B	16.1%	11.2%

Total fleet lease rental income, as reported in the condensed consolidated statements of comprehensive (loss) income, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the table below, no other single lessee accounted for more than 10% of the Company’s total fleet lease rental income for the three months ended March 31, 2020 and 2019, as well, there is no other single lessee that accounted for more than 10% of the Company’s gross accounts receivable from its total fleet as of March 31, 2020 and December 31, 2019:

	Three Months Ended
	March 31,
Lease Rental Income - total fleet	2020	2019
Customer A	16.5%	13.4%
Customer B	14.4%	13.8%

Gross Accounts Receivable- total fleet	March 31, 2020	December 31, 2019
Customer A	17.7%	16.6%
Customer B	19.2%	12.0%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(e)   Net (Loss) Income Attributable to Textainer Group Holdings Limited Common Shareholders Per Common Share

Basic earnings per share (“EPS”) is computed by dividing net (loss) income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is reported as follows:

	Three Months Ended
	March 31,
Share amounts in thousands	2020	2019
Numerator:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(4,379)	$17,050
Denominator:
Weighted average common shares outstanding - basic	56,455	57,475
Dilutive share options and restricted share units	—	112
Weighted average common shares outstanding - diluted	56,455	57,587
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$(0.08)	$0.30
Diluted	$(0.08)	$0.30

Share options and restricted share units excluded from the computation of diluted EPS because they were anti-dilutive	2,147	1,603

Given that the Company had a net loss attributable to Textainer Group Holdings Limited common shareholders for the three months ended March 31, 2020, there was no dilutive effect of share options and restricted share units.

(f)	Fair Value Measurements

The Company’s financial instruments include cash and cash equivalents; restricted cash; accounts receivable and payable; container leaseback financing receivable; net investment in finance leases; due from affiliates, net; container contracts payable; due to container investors, net; debt and derivative instruments. See Note 2 (c) “Containers” and Note 2 (g) “Derivative Instruments and Hedging” for further discussions on fair value of containers held for sale and fair value of derivative instruments, respectively.

At March 31, 2020 and December 31, 2019, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in finance leases (including the short-term balance) was approximately $350,582 and $299,275 at March 31, 2020 and December 31, 2019, respectively, compared to book values of $337,713 and $295,303 at March 31, 2020 and December 31, 2019, respectively. The fair value of container leaseback financing receivable (including the short-term balance) was approximately $267,353 and $267,551 at March 31, 2020 and December 31, 2019, respectively, compared to book values of $266,168 and $271,658 at March 31, 2020 and December 31, 2019, respectively. The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,410,284 and $3,798,683 at March 31, 2020 and December 31, 2019, respectively, compared to book values of $3,665,145 and $3,797,729 at March 31, 2020 and December 31, 2019, respectively.

(g)	Derivative Instruments and Hedging

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The Company has utilized the income approach to measure at each balance sheet date the fair value of its derivative instruments using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the derivative agreements. The credit valuation adjustment was determined to be

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

$589 and $167 (both were additions to the net fair value) as of March 31, 2020 and December 31, 2019, respectively. See Note 9 “Debt and Derivative Instruments” for further discussions.

Derivative instruments are designated or non-designated for hedge accounting purposes. The fair value of the derivative instruments is reflected on a gross basis on the condensed consolidated balance sheets as of March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Assets
Interest rate swaps - not designated as hedges	$—	$135
Total	$—	$135
Liabilities
Interest rate swaps - designated as hedges	$9,037	$117
Interest rate swaps - not designated as hedges	28,463	13,661
Total	$37,500	$13,778

Designated Derivative Instruments

As of March 31, 2020 and December 31, 2019, the Company has designated interest rate swap agreements for a total notional amount of $535,000 and $110,000, respectively, as a cash flow hedge for accounting purposes. The change in fair value of cash flow hedging instruments during the three months ended March 31, 2020 of $8,858 pre-tax loss was recorded on the condensed consolidated balance sheets in “accumulated other comprehensive (loss) income” and a $62 pre-tax gain was reclassified to “interest expense, net” when realized. As of March 31, 2019, none of the derivative instruments are designated by the Company for hedge accounting.

Non-Designated Derivative Instruments

As of March 31, 2020 and December 31, 2019, the Company has non-designated interest rate swap and cap agreements for a total notional amount of $778,750 and $920,500, respectively. The fair value of the non-designated derivative instruments is measured at each balance sheet date and the change in fair value during the three months ended March 31, 2020 and 2019 of $14,937 and $5,738, respectively, was recorded in the condensed consolidated statements of comprehensive (loss) income as “unrealized loss on derivative instruments, net.” The differentials between the fixed and variable rate payments under these agreements are recognized in “realized (loss) gain on derivative instruments, net” in the condensed consolidated statements of comprehensive (loss) income when realized.

(h)	Revenue Recognition

The components of the Company’s revenue as reported in the condensed consolidated statements of comprehensive (loss) income and in Note 10 “Segment Information” are as follows:

Lease Rental Income

Lease rental income arises principally from leasing containers to various international shipping lines and includes all rental charges billed to the lessees. Lease rental income - owned fleet comprises rental income for the container fleet owned by the Company. Lease rental income - managed fleet comprises rental income for the container fleet owned by the Container Investors. For lease accounting purposes, the management agreements with these Container Investors are deemed to convey to the Company the right to control the use of the managed containers and are therefore accounted for as “lease rental income - managed fleet” as reported in the condensed consolidated statements of comprehensive (loss) income (see Note 4 “Managed Container Fleet” for further information).

Revenue is earned and recognized evenly over the period that the equipment is on lease. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. Interest income from finance leases and sales-type leaseback arrangements that are accounted for as financing transactions are recognized using the effective interest method, which generates a constant rate of interest over the period of the arrangement.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Management Fees - Non-leasing

Under the Company’s management service agreements with Container Investors, fees are earned for the acquisition and sale of containers under management. Acquisition fees from purchases of containers for managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term.

Trading Container Margin

The Company’s trading container sales proceeds arise from the resale of new and used containers to a wide variety of buyers. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred. Revenue is recorded when control of the containers is transferred to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured.

Gain on Sale of Owned Fleet Containers, Net

The Company also generally sells containers at the end of their useful lives or when it is financially attractive to do so. The gain on sale of owned fleet containers is the excess of the sale price over the carrying value for these units at the time of sale. Revenue is recorded when control of the containers is transferred to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured.

Gain on sale of owned fleet containers, net, also includes gains (losses) recognized at the inception of sales-type leases of our owned fleet, representing the excess (deficiency) of the estimated fair value of containers placed on sales-type leases over (below) their book value.

For further discussion on the Company’s revenue recognition accounting policy, please refer to Note 1 “Nature of Business and Summary of Significant Accounting Polices” in Item 18, “Financial Statements” in our 2019 Form 20-F.

(i)	Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses over the life of the Company’s net investments in finance leases and container leaseback financing receivable. Operating lease receivables are accounted for under Topic 842, Leases and are not within the scope of Topic 326. The guidance requires the measurement of expected credit losses using a forward-looking approach based on relevant information from past events, current conditions, and reasonable and supportable forecasts that affect collectability.

The Company adopted ASU 2016-13 and all related amendments on the effective date of January 1, 2020 using the modified retrospective method by recognizing the cumulative effect adjustment to the opening balance of retained earnings at the adoption date. Periods prior to the adoption date that are presented for comparative purposes are not adjusted. As a result of the adoption of ASU 2016-13, the Company recognized a beginning balance transition adjustment to the allowance for credit losses on January 1, 2020 of $892, with a cumulative effect adjustment to the opening balance of retained earnings in the condensed consolidated balance sheet and condensed consolidated statement of stockholder’s equity as of March 31, 2020.

Accounts receivable, net investment in finance leases and container leaseback financing receivable are stated at amortized cost net of allowance for credit losses. The Company maintains allowances for credit losses resulting from the inability of its lessees to make required payments under operating leases, finance leases and container leaseback financing receivable. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for credit losses (see Note 7 “Allowance for Credit Losses” for further information).

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(j)	Recently Issued Accounting Standards

In August 2018, the FASB issued Accounting Standards Update No. 2018-15, Intangibles - Goodwill and Other (Topic 350) - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”).  The amendments in the update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendments are effective for fiscal years beginning after December 15, 2019 and may be applied either retrospectively or prospectively to all implementation costs incurred after the adoption date. The Company adopted ASU 2018-15 during the three months ended March 31, 2020 using the prospective transition approach and the adoption of the standard did not result in a material impact on the Company’s condensed consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by the reference rate reform if certain criteria are met, that reference LIBOR or another rate that is expected to be discontinued due to reference rate reform. The amendments in ASU 2020-04 are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company will continue its review of the debt and derivative agreements during the transition period until the LIBOR cessation by the end of 2021. The Company expects the adoption of this guidance will not have a material impact on the Company’s condensed consolidated financial statements.

On April 10, 2020, the FASB issued a question-and-answer document regarding accounting for lease concessions and other effects of the coronavirus disease pandemic (“COVID-19”). The document clarifies that entities may elect to not evaluate whether lease-related relief that lessors provide to mitigate the economic effects of COVID-19 on lessees is a lease modification under Leases ASC 842. Instead, an entity that elects not to evaluate whether a concession is a modification can then elect whether to apply the modification guidance (i.e. assume the relief was always contemplated by the contract or assume the relief was not contemplated by the contract). Both lessees and lessors may make this election only when concessions related to the effects of COVID-19 do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. Upon issuance of this document, the Company made the election to apply the practical expedient method to account for any concessions as if they were contemplated as part of our existing leases and will apply this election consistently for all leases. There were no material concessions related to the COVID-19 that were granted (as a lessor) or received (as a lessee) as of March 31, 2020.

  (3)   Insurance Receivable and Impairment

During the second quarter of 2019, one of the Company’s customers became insolvent and the total net book value of its owned containers leased to this insolvent customer was $63,120. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers and up to 183 days of lost lease rental income. Based on prior recovery experience, the Company estimated that containers with a book value of $9,468 would not be recovered from this insolvent customer. Accordingly, the Company recorded impairment charges of $9,059 included in “container lessee default expense, net” as of December 31, 2019. The Company also recorded bad debt expense of $2,921 to fully reserve for this insolvent customer’s outstanding accounts receivable as of December 31, 2019. Container recovery costs of $170 was recorded as an insurance receivable and included in “container lessee default expense, net” for the three months ended March 31, 2020. An insurance receivable of $1,962 and $1,792, net of insurance deductible was recorded in the “prepaid expenses and other current assets” in the condensed consolidated balance sheets as of March 31, 2020 and December 31, 2019, respectively.

In August 2016, one of the Company’s customers filed for bankruptcy. The Company entered into a final agreement with the insurance companies on December 31, 2018 and remaining payments totaling $9,814 for the Company’s owned fleet were received during the three months ended March 31, 2019. The Company recorded a $14,881 gain on insurance recovery and legal settlement on a net cash distribution from the bankruptcy estate for its owned fleet during the fourth quarter of 2019. As of

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

March 31, 2020 and December 31, 2019, there is no insurance receivable for the Company’s owned fleet related to this bankrupt customer.

(4)    Managed Container Fleet

Lease rental income and expenses from the managed fleet owned by Container Investors are reported on a gross basis. Lease rental income – managed fleet represents rental charges billed to the ultimate lessee for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors, which are generally calculated as a fixed percentage of the cost of the managed containers purchased and the proceeds from the sale of the managed containers, respectively. Acquisition fees from purchases of containers for the managed fleet are deferred and recognized as earned on a straight-line basis over the deemed lease term. As of March 31, 2020 and December 31, 2019, deferred revenue from acquisition fees amounted to $2,583 and $3,109, respectively.

Containers - December 31, 2018 and Prior

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers and the amounts distributed to the Container Investors, reduced by associated lease management fees earned and retained by the Company.

Managed containers in the Company’s managed fleet on or before December 31, 2018 are not included in the Company’s container leasing equipment in the Company’s condensed consolidated balance sheet as of March 31, 2020 and December 31, 2019.

Container Purchases On or After January 1, 2019

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers.

From an accounting perspective, in accordance with Topic 842 which is effective January 1, 2019 for the Company and under the above management arrangements, the Company is deemed to control the containers owned by the Container Investors before they are leased out. Furthermore, the deemed leaseback is considered a sales-type lease under Topic 842, with the Company as lessee and the Container Investors as lessors.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

For accounting purposes, the Company is deemed to own the managed containers purchased by the Company on or after January 1, 2019 for and on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in the Company’s container leasing equipment in the Company’s condensed consolidated balance sheet as of March 31, 2020 and December 31, 2019 and depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value per the Company’s depreciation policy (see Note 2 (c) “Accounting Policies and Recent Accounting Pronouncements – Containers”). The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company. Subsequent net operating income distributions made by the Company to the Container Investors are recorded as a reduction to the financial liability and as interest expense using the effective interest method. The net book value for these managed containers and the associated financial liability will reduce over time and will be removed upon container sale, irrespective of the amount realized in such sale.

  As of March 31, 2020 and December 31, 2019, the Company’s deemed container leaseback financial liability to the Container Investor amounted to $17,319 and $17,449, respectively, which were reported as "other liabilities” in the condensed consolidated balance sheet.

The Company’s container leasing equipment includes such managed containers in the condensed consolidated balance sheet as of March 31, 2020 and December 31, 2019, which consisted of the following:

	March 31, 2020			December 31, 2019
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$5,474,139	$(1,482,366)	$3,991,773	$5,582,986	$(1,442,986)	$4,140,000
Containers - managed fleet	15,971	(311)	15,660	16,332	(181)	16,151
Total containers	$5,490,110	$(1,482,677)	$4,007,433	$5,599,318	$(1,443,167)	$4,156,151

Total management fee income from the managed fleet, including management fees earned from acquisition fees and sales commissions during the three months ended March 31, 2020 and 2019 were as follows (see Note 5 “Transactions with Affiliates and Container Investors”):

	Three Months Ended March 31,
	2020	2019
Lease rental income - managed fleet	$15,406	$26,553
Less: distribution expense to managed fleet container investors	(14,163)	(24,480)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(239)	—
Management fees from leasing	1,004	2,073
Management fees from non-leasing services	1,484	2,301
Total management fees	$2,488	$4,374

The Company’s condensed consolidated balance sheets also include the accounts receivable from the lessees of the managed fleet which are uncollected lease billings related to the containers managed by the Company for the Container Investors. Amounts billed under leases for the managed fleet (“sub-leases”) are recorded in accounts receivable with a corresponding credit to due to Container Investors. As sub-lessor, accounts receivable from the managed fleet represent receivables from lessees that the Company is required to remit, in terms of the management agreements, to the Container Investors once paid. The Company’s condensed consolidated balance sheets also include the prepaid expenses, accounts payable and accrued expenses and container contracts payable related to the containers managed by the Company for the Container Investors.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following table provides a reconciliation of the balance sheet accounts from the managed fleet to the total amount as of March 31, 2020 and December 31, 2019 in the condensed consolidated balance sheets (also, see Note 5 “Transactions with Affiliates and Container Investors”):

	March 31, 2020	December 31, 2019
Accounts receivable - owned fleet	$103,855	$96,158
Accounts receivable - managed fleet	15,050	13,226
Total accounts receivable	$118,905	$109,384

Prepaid expenses and other current assets - owned fleet	$14,224	$14,627
Prepaid expenses and other current assets - managed fleet	143	189
Total prepaid expenses and other current assets	$14,367	$14,816

Accounts payable and accrued expenses - owned fleet	$19,659	$21,451
Accounts payable and accrued expenses - managed fleet	1,840	1,953
Total accounts payable and accrued expenses	$21,499	$23,404

Container contracts payable - owned fleet	$5,294	$9,394
Container contracts payable - managed fleet	—	—
Total container contracts payable	$5,294	$9,394

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(5)	Transactions with Affiliates and Container Investors

Due from affiliates, net of $2,112 and $1,880, as of March 31, 2020 and December 31, 2019, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees.

Total management fees earned from the Company’s managed fleet, including acquisition fees and sales commissions for the three months ended March 31, 2020 and 2019 were as follows:

	Three Months Ended March 31,
	2020	2019
Fees from affiliated Container Investors	$—	$972
Fees from unaffiliated Container Investors	2,488	3,064
Fees from Container Investors	2,488	4,036
Other fees	—	338
Total management fees	$2,488	$4,374

The following table provides a summary of due to container investors, net at March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Accounts receivable - managed fleet	$15,050	$13,226
Prepaid expenses and other current assets - managed fleet	143	189
Accounts payable and accrued expenses - managed fleet	(1,840)	(1,953)
Container contracts payable - managed fleet	—	—
	13,353	11,462
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	5,798	10,516
Due to container investors, net	$19,151	$21,978

There is no due to affiliated Container Investor as of March 31, 2020 and December 31, 2019.

(6)	Leases

(a)	Lessor

The Company’s lease rental income for the three months ended March 31, 2020 and 2019 were as follows:

	Three Months Ended March 31,
	2020			2019
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$115,803	$14,514	$130,317	$118,283	$25,070	$143,353
Interest income on net investment in finance leases	5,284	—	5,284	2,997	—	2,997
Interest income on container leaseback financing receivable	4,006	—	4,006	—	—	—
Variable lease revenue	4,979	892	5,871	7,693	1,483	9,176
Total lease rental income	$130,072	$15,406	$145,478	$128,973	$26,553	$155,526

Variable lease revenue includes other charges set forth in the leases, such as handling fees, pick-up and drop-off charges and charges for damage protection plan.

For finance leases, the net selling loss recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $9 and $297 for the three months ended

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

March 31, 2020 and 2019, respectively, are included in “gain on sale of owned fleet containers, net” in the condensed consolidated statements of comprehensive (loss) income.

Operating Leases

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of March 31, 2020:

	Owned	Managed	Total
Twelve months ending March 31:
2021	$301,863	$35,638	$337,501
2022	229,468	20,669	250,137
2023	183,212	10,418	193,630
2024	136,845	8,174	145,019
2025 and thereafter	173,359	13,549	186,908
Total future minimum lease payments receivable	$1,024,747	$88,448	$1,113,195

Net Investment in Finance Leases

The following table represents the components of the net investment in finance leases, which are reported in the Company’s condensed consolidated balance sheets as of March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Future minimum lease payments receivable	$460,664	$385,589
Residual value of containers	11,122	11,143
Less: unearned income	(133,086)	(101,429)
Net investment in finance leases (1)	$338,700	$295,303
Less: Allowance for credit losses	(987)	—
Net investment in finance leases, net	$337,713	$295,303
Amounts due within one year	$40,164	$40,940
Amounts due beyond one year	297,549	254,363
Net investment in finance leases, net	$337,713	$295,303

(1) As of March 31, 2020, two major customers represented 54.0% and 14.0% of the Company’s finance leases portfolio. As of December 31, 2019, two major customers represented 44.3% and 16.1% of the Company’s finance leases portfolio. No other customer represented more than 10% of the Company’s finance leases portfolio as of March 31, 2020 and December 31, 2019.

Container Leaseback Financing Receivable

The Company’s container leaseback financing receivable pertains to containers purchased that were leased back to the seller-lessees through a sales-type leaseback arrangement. Under the provisions of Topic 842, these transactions from an accounting perspective are accounted for as financing transactions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The components of the container leaseback financing receivable, which are reported in the Company’s condensed consolidated balance sheets as of March 31, 2020 and December 31, 2019 were as follows:

	March 31, 2020	December 31, 2019
Future minimum payments receivable	$368,869	$377,917
Less: unearned income	(102,232)	(106,259)
Container leaseback financing receivable (1)	266,637	$271,658
Less: Allowance for credit losses	(469)	—
Container leaseback financing receivable, net	$266,168	$271,658
Amounts due within one year	20,661	20,547
Amounts due beyond one year	245,507	251,111
Container leaseback financing receivable, net	$266,168	$271,658

(1) As of March 31, 2020, two customers represented 83.4% and 16.6% of the Company’s container leaseback financing receivable portfolio. As of December 31, 2019, two customers represented 82.9% and 17.1% of the Company’s container leaseback financing receivable portfolio.

The following is a schedule, by year, of future minimum payments receivable under the net investment in finance leases and container leaseback financing receivable as of March 31, 2020:

Twelve months ending March 31:	Net Investment in Finance Leases	Container Leaseback Financing Receivable	Total
2021	$61,638	$36,017	$97,655
2022	72,151	36,017	108,168
2023	50,390	36,017	86,407
2024	43,788	36,116	78,290
2025 and thereafter	232,697	224,702	459,013
Total future minimum lease payments receivable	$460,664	$368,869	$829,533

See Note 2 (h) “Accounting Policies and Recent Accounting Pronouncements – Revenue Recognition”, Note 2 (i) “Accounting Policies and Recent Accounting Pronouncements – Allowance for Credit Losses”, Note 4 “Managed Container Fleet” and Note 7 “Allowance for Credit Losses” for further information.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(b)	Lessee

Right-of-use (“ROU”) lease assets and lease liability are recognized for the Company’s office space leases at the commencement date based on the present value of lease payments over the lease term. As of March 31, 2020 and December 31, 2019, ROU operating lease assets amounted to $10,888 and $11,276, respectively, which were reported in “other assets” in the condensed consolidated balance sheets.

As of March 31, 2020 and December 31, 2019, total lease liabilities amounted to $13,256 and $13,736, respectively, of which amounts due within one year of $1,719 and $1,706 were reported in “other liabilities – current.” As of March 31, 2020 and December 31, 2019, long-term lease obligations that are due beyond one year of $11,537 and $12,030, respectively, were reported in “other liabilities – non-current” in the condensed consolidated balance sheets.

Operating lease expense is recognized on a straight-line basis over the lease term and is reported in “general and administrative expense” in the condensed consolidated statements of comprehensive (loss) income. Other information related to the Company's operating leases are as follows:

	Three Months Ended March 31,
	2020	2019
Operating lease cost	$527	$532
Short-term and variable lease cost	31	8
Total rent expense	$558	$540

Cash paid for amounts included in the measurement of lease liabilities	$623	$534

	March 31, 2020	December 31, 2019
Weighted-average remaining lease term	5.3 years	5.4 years
Weighted-average discount rate	4.76%	4.17%

Future minimum lease payment obligations under the Company’s noncancelable operating leases at March 31, 2020 were as follows:

Operating Leases
Twelve months ending March 31:
2021	$2,184
2022	2,133
2023	2,055
2024	2,119
2025 and thereafter	6,852
Total minimum lease payments	15,343
Less imputed interest	(2,087)
Total present value of operating lease liabilities	$13,256

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(7)	Allowance for Credit Losses

The Company’s allowance for credit losses are estimated based on historical losses, current economic conditions, and ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, lessee credit ratings, management’s current assessment of each lessee’s financial condition and the recoverability. The Company considers an account past due when a payment has not been received in accordance with the terms of the lease agreement, and if the financial condition of the Company’s lessees deteriorates resulting in an impairment of their ability to make payments, additional allowances may be required.

Accounts Receivable

The Company maintains allowances, if necessary, for doubtful accounts against accounts receivables resulting from the inability of its lessees to make required payments related to billed amounts under the operating leases, finance leases and container leaseback financing receivable. The allowance for credit losses included in accounts receivable, net, amounted to $8,026 and $6,299 as of March 31, 2020 and December 31, 2019, respectively.

As of March 31, 2020 and December 31, 2019, the Company does not have an allowance for credit losses related to the billed amounts under the container leaseback financing receivable and does not have any past due balances relating to such transactions. As of March 31, 2020 and December 31, 2019, the allowance for credit losses related to the billed amounts under the finance leases and included in accounts receivable, net, amounted to $839 and $675, respectively.

Net Investment in Finance Leases and Container Leaseback Financing Receivable

On January 1, 2020, the Company adopted ASU 2016-13 by estimating current expected credit losses (“CECL”) over the contractual lease term of the finance leases and container leaseback financing receivable (see Note 2 (i) “Accounting Policies and Recent Accounting Pronouncements” for further information.) ASU 2016-13 requires that an allowance for credit loss is recognized to reflect the risk of credit loss even when risk is remote.

The Company maintains allowances for credit losses against net investment in finance leases and container leaseback financing receivable related to unbilled amounts under the finance leases and the sales-type leaseback arrangements accounted for as financing receivable. The allowance for credit losses related to unbilled amounts under finance leases and included in net investment in finance leases, net, amounted to $987 as of March 31, 2020. The allowance for credit losses related to unbilled amounts under the financing arrangements and included in container leaseback financing receivable, net, amounted to $469 as of March 31, 2020.

The Company estimates its potential future expected credit losses based on historical losses from lessee defaults, current economic conditions and reasonable and supportable forecasts that may affect the collectability of the reported amount. The Company evaluates its exposure by portfolio with similar risk characteristics based on the credit worthiness, external credit data and overall credit quality of its lessees.

The Company’s internal risk rating categories are “Tier 1” for the lowest level of risk which are typically the large international shipping lines with strong financial and asset base; “Tier 2” for moderate level of risk which includes lessees which are well-established in the market; and “Tier 3” for the highest level of risk which includes smaller shipping lines or lessees that exhibit high volatility in payments on a regular basis.

As of March 31, 2020, the Company’s net investment in finance leases and container leaseback financing receivable are primarily comprised of the largest shipping lines which represented 73% and 83%, respectively, of the Company’s portfolio.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following table presents the net investment in finance leases and container leaseback financing receivable by internal credit rating category and year of origination as of March 31, 2020:

	Three Months Ended March 31, 2020	2019	2018	2017	2016	Prior	Total
Tier 1	$43,702	$123,617	$24,816	$7,823	$—	$47,177	$247,135
Tier 2	—	39,111	22,949	82	9,127	7,093	78,362
Tier 3	217	7,980	1,604	77	1,213	2,112	13,203
Net investment in finance leases	$43,919	$170,708	$49,369	$7,982	$10,340	$56,382	$338,700

Tier 1	$—	$222,285	$—	$—	$—	$—	$222,285
Tier 2	—	44,352	—	—	—	—	44,352
Tier 3	—	—	—	—	—	—	—
Container leaseback financing receivable	$—	$266,637	$—	$—	$—	$—	$266,637

Subsequent changes in the estimated allowance for credit losses are recognized in “bad debt expense, net” in the condensed consolidated statements of comprehensive (loss) income. Subsequent changes in the estimated allowance for credit losses relating to the accounts receivable from managed container fleet are recognized in “distribution expense to managed fleet container investors” in the condensed consolidated statements of comprehensive (loss) income (See Note 4 “Managed Container Fleet” for further information). The changes in the carrying amount of the allowance for credit losses during the three months ended March 31, 2020 are as follows:

	Accounts Receivable	Net Investment in Finance Leases	Container Leaseback Financing Receivable	Total Allowance for Credit Losses
Balance as of December 31, 2019	$6,299	$—	$—	$6,299
Adoption of ASU 2016-13 on January 1, 2020	—	636	256	892
Additions charged to expense	1,727	351	213	2,291
Balance as of March 31, 2020	$8,026	$987	$469	$9,482

(8)	Income Taxes

The Company’s effective income tax rates were 14.0% and 2.13% for the three months ended March 31, 2020 and 2019, respectively. The Company has computed its provision for income taxes based on the estimated annual effective income tax rate and is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions.  It is also affected by the changes in discrete items that may occur in any given period. The change in the effective income tax rate for the three months ended March 31, 2020 versus the same period in 2019 was primarily due to an income tax benefit associated with discrete items and a net loss for the three months ended March 31, 2020.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(9)	Debt and Derivative Instruments

The following represents the Company’s debt obligations as of March 31, 2020 and December 31, 2019:

	March 31, 2020		December 31, 2019
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,211,166	2.43%	$1,280,037	3.29%	September 2023
TL 2019 Term Loan	155,833	3.50%	158,371	3.50%	December 2026
TMCL II Secured Debt Facility (1)	670,015	2.45%	689,658	3.49%	July 2026
TMCL V 2017-1 Bonds	307,733	3.91%	316,395	3.91%	May 2042
TMCL V 2017-2 Bonds	385,506	3.73%	395,836	3.73%	June 2042
TMCL VI Term Loan	244,383	4.30%	249,421	4.30%	February 2038
TMCL VII 2018-1 Bonds	222,236	4.14%	227,624	4.14%	July 2043
TMCL VII 2019-1 Bonds	320,754	4.02%	327,563	4.02%	April 2044
TAP Funding Revolving Credit Facility (2)	147,519	2.65%	152,824	3.69%	December 2021
Total debt obligations	$3,665,145		$3,797,729
Amount due within one year	$239,066		$242,433
Amounts due beyond one year	$3,426,079		$3,555,296

(1)	Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.

(2)

In February 2020, the Company entered into an amendment of the TAP Funding Revolving Credit Facility which decreased the aggregate commitment amount from $190,000 to $155,000, reduced the advance rate from 80% to 78%, and revised certain of the covenants and restrictions. The Company wrote-off $122 of unamortized debt issuance costs during the three months ended March 31, 2020 related to the amendment of TAP Funding Revolving Credit Facility.

The Company’s debt agreements contain various restrictive financial and other covenants and the Company was in full compliance with these restrictive covenants at March 31, 2020.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of March 31, 2020:

	Twelve months ending March 31,						Available Borrowing,	Current and Available Borrowing,
	2021	2022	2023	2024	2025 and thereafter	Total Borrowing	as limited by the Borrowing Base	as limited by the Borrowing Base	Total Commitment
TL Revolving Credit Facility	$—	$—	$—	$1,217,000	$—	$1,217,000	$183,924	$1,400,924	$1,500,000
TL 2019 Term Loan	10,616	10,993	11,384	11,789	112,622	157,404	—	157,404	157,404
TMCL II Secured Debt Facility	61,739	64,280	56,575	52,696	439,116	674,406	—	674,406	1,200,000
TMCL V 2017-1 Bonds	42,136	55,352	64,330	61,453	86,751	310,022	—	310,022	310,022
TMCL V 2017-2 Bonds (1)	45,734	58,676	70,222	81,144	132,615	388,391	—	388,391	388,391
TMCL VI Term Loan	25,500	25,500	25,500	25,500	144,236	246,236	—	246,236	246,236
TMCL VII 2018-1 Bonds (1)	18,601	18,655	18,655	18,655	152,190	226,756	—	226,756	226,756
TMCL VII 2019-1 Bonds (1)	28,000	28,000	28,000	28,000	212,333	324,333	—	324,333	324,333
TAP Funding Revolving Credit Facility	13,033	135,017	—	—	—	148,050	567	148,617	155,000
Total (2)	$245,359	$396,473	$274,666	$1,496,237	$1,279,863	$3,692,598	$184,491	$3,877,089	$4,508,142

(1)	Future scheduled payments for TMCL V 2017-2 Bonds, TMCL VII 2018-1 and TMCL VII 2019-1 Bonds exclude an unamortized discount of $42, $2,200 and $96, respectively.
(2)	Future scheduled payments for all debts exclude unamortized prepaid debt issuance costs in an aggregate amount of $25,115.

For further discussion on the Company’s debt instruments, please refer to Item 18, “Financial Statements – Note 9” in our 2019 Form 20-F.

Derivative Instruments and Hedging Activities

The following is a summary of the Company’s derivative instruments as of March 31, 2020:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 1.39% and 2.94% per annum, amortizing notional amounts, with termination dates through January 15, 2023, non-designated	$744,750
Interest rate swap contracts with several banks, with fixed rates between 0.43% and 1.58% per annum, amortizing notional amounts, with termination dates through March 15, 2025, designated	535,000
Interest rate cap contracts with several banks with fixed rates between 3.00% and 5.00% per annum, nonamortizing notional amounts, with termination dates through December 15, 2021, non-designated	34,000
Total notional amount as of March 31, 2020	$1,313,750

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company expects to reclassify an estimated net gain amount of $410 related to the designated interest rate swap agreements from “accumulated other comprehensive (loss) income” to “interest expense” in the condensed consolidated statements of comprehensive (loss) income over the next twelve months. The following table summarizes the pre-tax impact of derivative instruments on the condensed consolidated statements of comprehensive (loss) income during the three months ended March 31, 2020 and 2019:

		Three Months Ended March 31,
		2020	2019
Derivative instruments	Financial Statement Caption
Non-designated derivative instruments	Realized (loss) gain on derivative instruments, net	$(1,526)	$1,444
Non-designated derivative instruments	Unrealized loss on derivative instruments, net	$(14,937)	$(5,738)
Designated derivative instruments	Other comprehensive loss	$(8,858)	$—
Designated derivative instruments	Interest and debt income (expense), net	$62	$—

For further discussion on the Company’s derivative instruments, please refer to Item 18, “Financial Statements – Note 9” in our 2019 Form 20-F.

(10)	Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three months ended March 31, 2020 and 2019, reconciled to the Company’s (loss) income before income taxes and noncontrolling interests as shown in its condensed consolidated statements of comprehensive (loss) income:

	Container	Container	Container
Three Months Ended March 31, 2020	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$129,850	$222	$-	$-	$-	$130,072
Lease rental income - managed fleet	-	15,406	-	-	-	15,406
Lease rental income	$129,850	$15,628	$-	$-	$-	$145,478
Management fees - non-leasing from external customers	$98	$555	$831	$-	$-	$1,484
Inter-segment management fees	$-	$9,745	$2,421	$-	$(12,166)	$-
Trading container margin	$-	$-	$649	$-	$-	$649
Gain on sale of owned fleet containers, net	$5,794	$-	$-	$-	$-	$5,794
Depreciation expense	$68,356	$341	$-	$-	$(1,863)	$66,834
Container lessee default recovery, net	$12	$-	$-	$-	$-	$12
Interest expense	$35,956	$156	$-	$-	$-	$36,112
Realized loss on derivative instruments, net	$1,526	$-	$-	$-	$-	$1,526
Unrealized loss on derivative instruments, net	$14,937	$-	$-	$-	$-	$14,937
Segment (loss) income before income tax and noncontrolling interests	$(12,051)	$2,610	$2,758	$(1,062)	$1,804	$(5,941)
Total assets	$4,954,452	$154,857	$17,198	$8,293	$(80,994)	$5,053,806
Purchase of containers and fixed assets	$6,957	$192	$-	$-	$-	$7,149

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Container	Container	Container
Three Months Ended March 31, 2019	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$128,599	$374	$-	$-	$-	$128,973
Lease rental income - managed fleet	-	26,553	-	-	-	26,553
Lease rental income	$128,599	$26,927	$-	$-	$-	$155,526
Management fees - non-leasing from external customers	$52	$978	$1,271	$-	$-	$2,301
Inter-segment management fees	$-	$12,491	$2,527	$-	$(15,018)	$-
Trading container margin	$-	$-	$2,568	$-	$-	$2,568
Gain on sale of owned fleet containers, net	$6,767	$-	$-	$-	$-	$6,767
Depreciation expense	$64,068	$172	$-	$-	$(1,776)	$62,464
Container lessee default recovery, net	$653	$-	$-	$-	$-	$653
Interest expense	$37,516	$-	$-	$-	$-	$37,516
Realized gain on derivative instruments, net	$1,444	$-	$-	$-	$-	$1,444
Unrealized loss on derivative instruments, net	$5,738	$-	$-	$-	$-	$5,738
Segment income (loss) before income tax and noncontrolling interests	$6,749	$6,862	$5,163	$(921)	$(325)	$17,528
Total assets	$4,687,690	$162,170	$45,782	$10,320	$(82,244)	$4,823,718
Purchase of containers and fixed assets	$169,817	$73	$-	$-	$-	$169,890

(1) Container Ownership segment (loss) income before income tax and noncontrolling interests includes unrealized loss on derivative instruments, net of $14,937 and $5,738 for the three months ended March 31, 2020 and 2019, respectively, and write-off of unamortized deferred debt issuance costs and bond discounts of $122 and $0 for the three month ended March 31, 2020 and 2019, respectively.

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the three months ended March 31, 2020 and 2019 based on customers’ and Container Investors’ primary domicile, respectively:

	Three Months Ended March 31,
	2020	Percent of Total	2019	Percent of Total
Lease rental income:
Asia	$72,795	50.0%	$83,275	53.5%
Europe	64,727	44.5%	62,221	40.0%
North / South America	7,318	5.0%	9,294	6.0%
All other international	638	0.5%	736	0.5%
	$145,478	100.0%	$155,526	100.0%
Management fees, non-leasing:
Bermuda	$982	66.2%	$1,285	55.8%
Europe	199	13.4%	576	25.0%
North / South America	4	0.3%	340	14.8%
Asia	3	0.2%	4	0.2%
All other international	296	19.9%	96	4.2%
	$1,484	100.0%	$2,301	100.0%

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the three months ended March 31, 2020 and 2019 based on the location of sale:

	Three Months Ended March 31,
	2020	Percent of Total	2019	Percent of Total
Trading container sales proceeds:
Asia	$5,778	60.2%	$8,917	67.0%
North / South America	2,721	28.4%	2,874	21.6%
Europe	1,081	11.3%	1,498	11.3%
All other international	5	0.1%	11	0.1%
	$9,585	100.0%	$13,300	100.0%
Gain on sale of owned fleet containers, net:
Asia	$2,446	42.2%	$2,453	36.3%
North / South America	1,100	19.0%	2,101	31.0%
Europe	1,044	18.0%	2,244	33.2%
All other international	1,204	20.8%	(31)	(0.5)%
	$5,794	100.0%	$6,767	100.0%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(11)	Commitments and Contingencies

(a) Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. The total balance of these restricted cash accounts was $97,334 and $97,353 as of March 31, 2020 and December 31, 2019, respectively.

(b)  Container Commitments

At March 31, 2020, the Company had commitments to purchase containers to be delivered subsequent to March 31, 2020 in the total amount of $258,732.

(c)   Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 4 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(12) Share Repurchase Program

In August 2019, the Company’s board of directors approved a share repurchase program of up to $25,000 of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization does not obligate us to acquire a specific number of shares during any period, but it may be modified, suspended or terminated at any time at the discretion of the Company’s board of directors. As of December 31, 2019, the Company repurchased 878,637 shares at an average price of $9.75 and for a total amount of $8,597, including commission paid.

In March 2020, the Company’s board of directors approved an amendment to the share repurchase program to increase from $25,000 to an aggregate of $50,000 of the Company’s common shares that may be repurchased under the program (including all common shares repurchased under the program prior to this amendment), commencing in September 2019 up to and including September 1, 2022.

During the three months ended March 31, 2020, the Company repurchased 1,947,443 shares at an average price of $7.91 for a total amount of $15,477, including commission paid. As of March 31, 2020, approximately $26,000 remained available for repurchases under the share repurchase program.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2020 (our “2019 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information -- Risk Factors” included in our 2019 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.3 million containers, representing 3.5 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

We lease containers to approximately 250 shipping lines and other lessees, including most of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for 30 years.

We have provided an average of approximately 250,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of approximately 140,000 containers per year for the last five years to more than 1,500 customers.

We provide our services worldwide via an international network of 14 regional and area offices and approximately 500 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of March 31, 2020, we owned containers accounting for approximately 85.6% of our fleet.
•

Container Management. As of March 31, 2020, we managed containers on behalf of 14 affiliated and unaffiliated container investors, providing acquisition, management and disposal services. As of March 31, 2020, total managed containers accounted for approximately 14.4% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers, as of March 31, 2020:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,738,668	479,133	3,217,801	2,456,973	426,487	2,883,460
Refrigerated	157,734	9,690	167,424	637,324	39,267	676,591
Other specialized	55,775	9,680	65,455	87,200	14,557	101,757
Total fleet	2,952,177	498,503	3,450,680	3,181,497	480,311	3,661,808
Percent of total fleet	85.6%	14.4%	100.0%	86.9%	13.1%	100.0%

Our total fleet as of March 31, 2020, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	74.6%
Master leases	12.1%
Finance leases	11.0%
Spot leases	2.3%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2020 and 2019:

	Three Months Ended
	March 31,
	2020	2019
Utilization	96.2%	98.3%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers and, to a lesser extent, other non-leasing fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates, utilization and ancillary charges. Our operating costs primarily consist of direct container expenses – owned fleet, distribution expense to managed fleet container investors, depreciation of container rental equipment, amortization expense, general and administrative expenses, bad debt expense, net and container lessee default recovery, net. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

COVID-19 Impact

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic, which continues to spread throughout the United States and the world and has resulted in authorities implementing numerous measures to contain the virus, including travel bans and restrictions, shelter-in-place orders, and business limitations and shutdowns. While we are unable to accurately predict the full impact that COVID-19 will have on our results from operations, financial condition, liquidity and cash flows due to numerous uncertainties, our compliance with these measures could disrupt our business and operations, as well as that of our customers, manufacturers, suppliers and other counterparties, for a prolonged period of time. In response to the pandemic, many businesses, including the Company, have implemented remote working arrangements to support the health and well-being of our employees, customers, partners and communities, that may continue for an extended period. The decrease in global trade volumes and economic activity due to the COVID-19 pandemic led to disruptions in global shipping and reduced container demand. We currently believe these disruptions are temporary and that global containerized trade volumes will improve when the pandemic is contained, and shelter-in-place orders are lifted.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	steel prices;
•	interest rates;
•	our ability to lease our new containers shortly after we purchase them;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among shipping lines and/or container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers;
•	import/export tariffs, duties and restrictions;
•	governmental regulations, including environmental or maritime rules that impact container shipping; and
•	global and macroeconomic factors that affect trade generally, such as recessions, trade disputes, terrorist attacks, pandemics, such as the COVID-19 pandemic, or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2019 Form 20-F.

Results of Operations

Comparison of the Three Months Ended March 31, 2020 and 2019

The following table summarizes our total revenues for the three months ended March 31, 2020 and 2019 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2020	2019	2020 and 2019
	(Dollars in thousands)
Lease rental income - owned fleet	$130,072	$128,973	0.9%
Lease rental income - managed fleet	15,406	26,553	(42.0%)
Lease rental income	$145,478	$155,526	(6.5%)

Management fees - non-leasing	$1,484	$2,301	(35.5%)

Trading container sales proceeds	9,585	13,300	(27.9%)
Cost of trading containers sold	(8,936)	(10,732)	-16.7%
Trading container margin	$649	$2,568	(74.7%)

Gain on sale of owned fleet containers, net	$5,794	$6,767	(14.4%)

Lease rental income for the three months ended March 31, 2020 decreased $10,048 (-6.5%) compared to the three months ended March 31, 2019, primarily due to a $6,110 decrease, or 4.7% reduction in average per diem rental rates, a decrease of $5,704, or 5.1% reduction in our total operating fleet that was available for lease, and a $3,373 decrease, or 2.5% reduction in utilization, partially offset by a $6,223 increase in the growth of our fleet on finance leases. Lease rental income – managed fleet for the three ended March 31, 2020 decreased $11,147 (-42.0%) compared to the three months ended March 31, 2019, primarily due to our acquisition of a managed fleet at December 31, 2019.

Management fees – non-leasing for the three months ended March 31, 2020 decreased $817 (-35.5%) compared to the three months ended March 31, 2019 primarily due to a $440 decrease in sales commissions, a $338 decrease in military management fees and a $115 decrease in acquisition fees on container purchases for the managed fleet.

Trading container margin for the three months ended March 31, 2020 decreased $1,919 (-74.7%) compared to the three months ended March 31, 2019; $972 of the decrease was due to a reduction in unit sales volume and $947 decrease due to a reduction in per unit margin.

Gain on sale of owned fleet containers, net for the three months ended March 31, 2020 decreased $973 (-14.4%) compared to the three months ended March 31, 2019 primarily due to a $1,868 decrease resulting from a reduction in average gain per container sold, partially offset by a $616 increase resulting from an increase on containers being sold and a $279 decrease in net loss on sales-type leases.

The following table summarizes our total operating expenses for the three months ended March 31, 2020 and 2019 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2020	2019	2020 and 2019
	(Dollars in thousands)
Direct container expense - owned fleet (1)	$13,264	$11,580	14.5%
Distribution expense to managed fleet container investors	14,163	24,480	(42.1%)
Depreciation expense (2)	66,834	62,464	7.0%
Amortization expense	564	602	(6.3%)
General and administrative expense	10,138	9,830	3.1%
Bad debt expense, net	2,045	159	1186.2%
Container lessee default recovery, net (1)	(12)	(653)	(98.2%)
Total operating expenses	$106,996	$108,462	(1.4%)

(1) Amounts for container write-offs and container recovery costs from lessee default for the three months ended March 31, 2019 have been reclassified out of the previously reported line item “container impairment” and “direct container expense – owned fleet”, respectively, and included within “container lessee default recovery, net” to conform with the 2020 presentation.

(2) Amounts to write-down the carrying value of containers held for sale to their estimated fair value less cost to sell for the three months ended March 31, 2019 have been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2020 presentation.

Direct container expense – owned fleet for the three months ended March 31, 2020 increased $1,684 (14.5%) compared to the three months ended March 31, 2019 primarily due to a $3,107 increase in storage expense, partially offset by a $1,140 decrease in repositioning expense and a $495 decrease in insurance expense.

Distribution expense to managed fleet container investors for the three ended March 31, 2020 decreased $10,317 (-42.1%) compared to the three months ended March 31, 2019, primarily due to our acquisition of a managed fleet at December 31, 2019 and decrease in lease rental income on the managed fleet.

Depreciation expense for the three months ended March 31, 2020 increased $4,370 (7.0%) compared to the three months ended March 31, 2019; $1,283 increase was due to a net increase in the size of our owned depreciable fleet and $3,066 of the increase was due to a net increase to write down the value of containers held for sale to their estimated fair value less cost to sell.

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three months ended March 31, 2020 decreased $38 (-6.3%) compared to the three months ended March 31, 2019, primarily due to an update in the estimates for management fee revenue.

General and administrative expense for the three months ended March 31, 2020 increased $308 (3.1%) compared to the three months ended March 31, 2019 primarily due to a $239 increase in professional fees.

Bad debt expense, net for the three months ended March 31, 2020 amounted to $2,045 compared to the $159 for the three months ended March 31, 2019. The changes were primarily due to an update on management’s assessment of the financial condition of certain lessees and their ability to make required payments and $563 on credit loss expense for the three months ended March 31, 2020 which related to our adoption of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) on the effective date of January 1, 2020, see Note 2 (i) "Accounting Policies and Recent Accounting Pronouncements" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K for further information.

Container lessee default recovery, net for the three months ended March 31, 2020 decreased $641 (-98.2%) compared to the three months ended March 31, 2019; $729 of the decrease was primarily due to a reduction in gain associated with recoveries on containers previously estimated as lost with insolvent lessees.

The following table summarizes other (expense) income for the three months ended March 31, 2020 and 2019 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2020	2019	2020 and 2019
	(Dollars in thousands)
Interest expense	$(36,112)	$(37,516)	(3.7%)
Write-off of unamortized deferred debt issuance costs	(122)	—	100.0%
Interest income	400	638	(37.3%)
Realized (loss) gain on derivative instruments, net	(1,526)	1,444	(205.7%)
Unrealized loss on derivative instruments, net	(14,937)	(5,738)	160.3%
Other, net	(53)	—	100.0%
Net other expense	$(52,350)	$(41,172)	27.1%

Interest expense for the three months ended March 31, 2020 decreased $1,404 (-3.7%) compared to the three months ended March 31, 2019; $5,215 decrease driven by a decline in average interest rates of 0.56 percentage points primarily due to a decrease in the market rate, partially offset by $3,655 increase from an increase in average debt balances of $332,474.

The write-off of unamortized deferred debt issuance costs for the three months ended March 31, 2020 amounted to $122, which related to the amendment of TAP Funding Limited’s credit facility.

Realized (loss) gain on derivative instruments, net changed from a net gain of $1,444 for the three months ended March 31, 2019 to a net loss of $1,526 for the three months ended March 31, 2020. This change was primarily due to a decrease in market rates as compared to spot strike rates in our contracts which caused a negative net settlement differential in 2020 compared to a positive net settlement differential in 2019.

Unrealized loss on derivative instruments, net for the three months ended March 31, 2020 increased $9,199 (160.3%) compared to the three months ended March 31, 2019. The increase was primarily due to a greater reduction on the value of the interest rate derivatives, between December 31, 2019 to March 31, 2020 compared to the decrease between December 31, 2018 to March 31, 2019, mainly resulting from a decrease in the forward LIBOR curve at the end of the respective period ends.

The following table summarizes income tax benefit (expense) and net (loss) income attributable to the noncontrolling interests for the three months ended March 31, 2020 and 2019 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2020	2019	2020 and 2019
	(Dollars in thousands)
Income tax benefit (expense)	$833	$(373)	(323.3%)
Net (loss) income attributable to the noncontrolling interest	$(729)	$105	(794.3%)

Income tax benefit (expense) changed from an expense of $373 for the three months ended March 31, 2019 to a benefit of $833 for the three months ended March 31, 2020, primarily due to net income before tax and noncontrolling interest for the three months ended March 31, 2019 compared to net loss before tax and noncontrolling interest for the three months ended March 31, 2020.

Net (loss) income attributable to the noncontrolling interest changed from an income of $105 for the three months ended March 31, 2019 to a loss of $729 for the three months ended March 31, 2020.  Net loss attributable to the noncontrolling interest for the three months ended March 31, 2020 represents the noncontrolling interest’s portion of TAP Funding Limited’s (“TAP Funding”) net loss and the net loss position was primarily due to an unrealized loss on derivative instruments mentioned above. Net income attributable to the noncontrolling interests for the three months ended March 31, 2019 represents the noncontrolling interest’s portion of TAP Funding Limited’s (“TAP Funding”) net income. See Note 2 "Accounting Policies and Recent Accounting Pronouncements" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K for further information.

Segment Information

The following table summarizes our (loss) income before taxes and noncontrolling interests attributable to each of our business segments for the three months ended March 31, 2020 and 2019 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2020	2019	2020 and 2019
	(Dollars in thousands)
Container ownership	$(12,051)	$6,749	(278.6%)
Container management	2,610	6,862	(62.0%)
Container resale	2,758	5,163	(46.6%)
Other	(1,062)	(921)	15.3%
Eliminations	1,804	(325)	(655.1%)
(Loss) income before income tax and noncontrolling interests	$(5,941)	$17,528	(133.9%)

 (Loss) income before income taxes and noncontrolling interests attributable to the Container Ownership segment changed from an income of $6,749 for the three months ended March 31, 2019 to a loss of $12,051 for the three months ended March 31, 2020. The following table summarizes the variances included within this change:

Decrease in interest expense	$1,438
Increase in lease rental income - owned fleet	1,251
Increase in unrealized loss on derivative instruments, net	(9,199)
Increase in depreciation expense	(4,288)
Change from realized gain on derivative instruments, net to realized loss on derivative instruments, net	(2,970)
Increase in bad debt expense, net	(1,894)
Increase in direct container expense	(1,162)
Decrease in gain on sale of owned fleet containers, net	(973)
Decrease in container lessee default recovery, net	(641)
Other	(362)
$(18,800)

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended March 31, 2020 decreased $4,252 (-62.0%) compared to the three months ended March 31, 2019. The following table summarizes the variances included within this decrease:

Decrease in distribution expense to managed fleet container investors	$10,317
Decrease in lease rental income - managed fleet	(11,147)
Decrease in management fees	(3,168)
Other	(254)
$(4,252)

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended March 31, 2020 decreased $2,405 (-46.6%) compared to the three months ended March 31, 2019, primarily due to decreases of $1,916 in gains on container trading, net and $546 in management fees.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended March 31, 2020 increased $141 (15.3%) compared to the three months ended March 31, 2019, primarily due to an increase in general and administrative expense.

Segment eliminations change from a loss of $325 for the three months ended March 31, 2019 to an income of $1,804 for the three months ended March 31, 2020. This change consisted of a $2,045 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $84 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 73% of our direct container expenses – owned fleet for the three months ended March 31, 2020 were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2019 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three months ended March 31, 2020, our non-U.S. dollar operating expenses were spread among 14 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of March 31, 2020, we had cash and cash equivalents (including restricted cash) of $225,998. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. As of March 31, 2020, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TL Revolving Credit Facility	$1,217,000	$283,000	$1,500,000	$1,217,000	$183,924	$1,400,924
TL 2019 Term Loan	157,404	—	157,404	157,404	—	157,404
TMCL II Secured Debt Facility	674,406	525,594	1,200,000	674,406	—	674,406
TMCL V 2017-1 Bonds	310,022	—	310,022	310,022	—	310,022
TMCL V 2017-2 Bonds (1)	388,391	—	388,391	388,391	—	388,391
TMCL VI Term Loan	246,236	—	246,236	246,236	—	246,236
TMCL VII 2018-1 Bonds (1)	226,756	—	226,756	226,756	—	226,756
TMCL VII 2019-1 Bonds (1)	324,333	—	324,333	324,333	—	324,333
TAP Funding Revolving Credit Facility (2)	148,050	6,950	155,000	148,050	567	148,617
Total (3)	$3,692,598	$815,544	$4,508,142	$3,692,598	$184,491	$3,877,089
(1)	Amounts on the TMCL V 2017-2 Bonds, TMCL VII 2018-1 Bonds and TMCL VII 2019-1 Bonds exclude an unamortized discount of $42, $2,200 and $96, respectively.
(2)	TAP Funding Revolving Credit facility was amended in February 2020 with total commitment amount decreased to $155,000.
(3)	Current borrowing for all debts excludes prepaid debt issuance costs in an aggregate amount of $25,115.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At March 31, 2020, cumulative earnings of approximately $36,636 would be subject to income taxes of approximately $10,991 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent and lessees meet their lease payment obligations, we currently believe that our existing cash and cash equivalents, cash flows generated from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our working capital needs and other capital and liquidity requirements for the next twelve months. We will continue to monitor our liquidity and the credit markets in light of the global economic uncertainty and financial market conditions caused by the COVID-19 pandemic.

All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain various other debt covenants and borrowing base minimums. As of March 31, 2020, we were in compliance with all of the applicable covenants.

Cash Flow

The following table summarizes cash flow information for the three months ended March 31, 2020 and 2019:

	Three Months Ended		% Change
	March 31,		Between
	2020	2019	2020 and 2019
	(Dollars in thousands)
Net cash provided by operating activities	$73,722	$107,109	(31.2%)
Net cash provided by (used in) investing activities	$24,789	$(86,450)	(128.7%)
Net cash used in financing activities	$(150,355)	$(26,171)	474.5%

 Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2020 decreased $33,387 (-31.2%) compared to the three months ended March 31, 2019.  The following table summarizes the variances included within this decrease:

Decrease in net (loss) income adjusted for non-cash items	$(12,299)
Proceeds from insurance settlement received during the three months ended March 31, 2019	(9,814)
Increase in accounts receivable, net during the three months ended March 31, 2020 compared to a decrease during the three months ended March 31, 2019	(9,595)
Increase in trading containers during the three months ended March 31, 2020 compared to a decrease during the three months ended March 31, 2019	(6,420)
Lower receipt of payments on finance leases, net of income earned during the three months ended March 31, 2020 compared to the three months ended March 31, 2019	(5,764)
Decrease in prepaid expenses and other current assets during the three months ended March 31, 2020 compared to an increase during the three months ended March 31, 2019	5,327
Lower decrease in accounts payable and accrued expense during the three months ended March 31, 2020 compared to the three months ended March 31, 2019	3,742
Other	1,436
$(33,387)

Investing Activities

Net cash provided by (used in) investing activities changed from net cash used in investing activities of $86,450 for the three months ended March 31, 2019 to net cash provided by investing activities of $24,789 for the three months ended March 31, 2020 primarily due to a $108,086 decrease in payments for container and fixed asset purchases. The increase in cash provided by investing activities was also due to payments received on container leaseback financing receivable, partially offset by a lower amount of proceeds from the sale of containers and fixed assets.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2020 increased $124,184 (474.5%) compared to the three months ended March 31, 2019. The change was primarily due to a decrease of $60,000 in proceeds from debt and increase of $48,526 in principal repayments of debt during the three months ended March 31, 2020 compared to the three months ended March 31, 2019. The increase in cash used in financing activities was also due to purchase of treasury shares under the Company’s share repurchase program which commenced in September 2019.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of March 31, 2020:

	Payments Due by Twelve Month Period Ending March 31,
	Total	2021	2022	2023	2024	2025	2026 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TL Revolving Credit Facility	$1,217,000	$—	$—	$—	$1,217,000	$—	$—
TL 2019 Term Loan	157,404	10,616	10,993	11,384	11,789	12,208	100,414
TMCL II Secured Debt Facility (1)	674,406	61,739	64,280	56,575	52,696	52,696	386,420
TMCL V 2017-1 Bonds	310,022	42,136	55,352	64,330	61,453	51,303	35,448
TMCL V 2017-2 Bonds (2)	388,391	45,734	58,676	70,222	81,144	68,993	63,622
TMCL VI Term Loan	246,236	25,500	25,500	25,500	25,500	144,236	—
TMCL VII 2018-1 Bonds (2)	226,756	18,601	18,655	18,655	18,655	18,655	133,535
TMCL VII 2019-1 Bonds (2)	324,333	28,000	28,000	28,000	28,000	28,000	184,333
TAP Funding Revolving Credit Facility	148,050	13,033	135,017	—	—	—	—
Interest on obligations (3)	450,201	115,473	104,933	92,202	65,193	40,385	32,015
Interest rate swaps and caps payables (receivables), net (4)	17,709	8,884	7,146	2,635	(779)	(177)	—
Office lease obligations	15,343	2,184	2,133	2,055	2,119	2,152	4,700
Container contracts payable	5,294	5,294	—	—	—	—	—
Total contractual obligations (5) (6)	$4,181,145	$377,194	$510,685	$371,558	$1,562,770	$418,451	$940,487

(1)	The estimated future scheduled repayments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for the TMCL V 2017-2 Bonds, TMCL VII 2018-1 Bonds and TMCL VII 2019-1 Bonds exclude an unamortized discount of $42, $2,200 and $96, respectively.
(3)	Using 0.99% which was one-month spot interest rate of London InterBank Offered Rate ("LIBOR") plus a margin rate that varies based on each debt facility. Weighted average interest rate at 3.20%.
(4)

Calculated based on the difference between our fixed contractual pay rates and the counterparties’ estimated average rate at 0.99% which was one-month spot interest of LIBOR rate as of March 31, 2020, for all periods, for all interest rate contracts outstanding as of March 31, 2020.

(5)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $25,115.
(6)

Excluded container leaseback financing liability amounting to $17,319 as of March 31, 2020 which is accounted for as a financing transaction under FASB Accounting Standards Update No. 2016-02, Leases (“Topic 842”) (“ASU 2016-02”). This is excluded due to the uncertainty in the timing and variable amounts of future cash flows since the estimated future scheduled payments is dependent upon assumptions regarding the amounts distributed to the Container Investors which is based on net operating income of the managed fleet, reduced by the management fees earned. The Container Investors have no rights or recourse against the Company in the event of a lessee default or any other risk in respect of the managed containers.

Off Balance Sheet Arrangements

As of March 31, 2020, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2019 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2019 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2019 Form 20-F.

We adopted Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”) on January 1, 2020. The changes in our accounting policies for credit losses under the new accounting standard are discussed in Note 2 "Accounting Policies and Recent Accounting Pronouncements" and in Note 7 “Allowance for Credit Losses” in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K.

Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates or judgments or require us to revise the carrying value of our assets or liabilities as of May 15, 2020, the date of issuance of this Quarterly Report on Form 6-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2020, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2019 Form 20-F. Updated interest rate swap and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized gains or losses on derivative instruments, net in the condensed consolidated statements of comprehensive (loss) income. As of March 31, 2020, certain of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive (loss) income and re-classed to interest expense as they are realized.

The notional amount of the interest rate swap agreements was $1,279,750 as of March 31, 2020, with expiration dates between May 2020 and March 2025. We pay fixed rates between 0.43% and 2.94% under the interest rate swap agreements. The net fair value of these agreements was a liability of $37,500 as of March 31, 2020. The notional amount of the interest rate cap agreements was $34,000 as of March 31, 2020, with expiration dates between August 2021 and December 2021.

Based on the average debt balances and derivative instruments as of March 31, 2020, it is estimated that a 1% increase in interest rates would result in a net increase of $2,852 in interest expense and realized gains on derivative instruments, net for the three months ended March 31, 2020. It would also result in an increase in the fair value of derivative instruments, net of $13,138.

Quantitative and Qualitative Disclosures About Credit Risk

We monitor our container lessees’ performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our container lessees and our broad network of long-standing relationships in the shipping industry that provide current information about our container lessees. In managing this risk, we also make an allowance for doubtful accounts on our accounts receivable. The allowance for doubtful accounts is developed based on two key components:

•	specific reserves for receivables which are impaired for which management believes full collection is doubtful; and
•	general reserves for estimated losses inherent in the receivables based upon historical trends and age of the balances

An allowance for doubtful accounts of $8,026 has been established against accounts receivables as of March 31, 2020 for our owned fleet. Due to the COVID-19 pandemic, we may be unable to collect receivables from those shipping line customers that may be significantly impacted by COVID-19, thus we are closely monitoring our customers’ payment performance.

On January 1, 2020, we adopted ASU 2016-13 and an allowance for credit losses of $987 and $469 have been established to recognize expected lifetime credit losses against our net investment in finance leases and container leaseback financing receivable, respectively, as of March 31, 2020.

For the three months ended March 31, 2020, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2019 Form 20-F.

ITEM 4.	RISK FACTORS

Other than the matters noted below, there have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2019 Form 20-F that was filed with the Securities and Exchange Commission on March 30, 2020. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares. The following is a discussion of risks relating to the Novel Coronavirus (COVID-19) pandemic which could cause our future results to be materially adversely affected.

Global economic weakness has in the past and may in the future materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects.

While domestic and global economic growth resumed and has continued following the global financial crisis in 2008 and 2009, continued sustainability of the international economic growth is uncertain particularly due to the ongoing COVID-19 pandemic. Any slowdown or reversal in U.S. and global trade growth could heighten a number of material risks to our business, results of operations, cash flows and financial condition, as well as our future prospects. The COVID-19 pandemic has added to uncertainty about container trade demand, freight rates and our lessees’ financial performance and solvency. As a result, we continue to face heightened risk that our financial performance and cash flow could be severely affected by defaults or payment delays by our customers.

Global demand growth for shipping is expected to slow with the overall market dominated by trade uncertainty and the impact of COVID-19, which will lead to slower overall GDP growth in 2020. The impact of COVID-19 and lower global GDP may result in lower container production than forecast and may alter the percentage of total production purchased by lessors. While new production inventory is currently below 800,000 TEU, depot inventory has remained relatively flat at very reasonable levels as evidenced by the continued high utilization rates throughout the industry. Deliveries of mega ships and introduction of IMO 2020 are expected to continuously generate a positive impact on leased container demand in 2020; however, the impact of COVID-19 and lower global GDP on our industry is uncertain and cannot be estimated at this time. Continued disruptions from COVID-19 may lead to increased credit concerns regarding our customers, reduced container demand, lower utilization of our fleet, lower lease rates, lower sale prices for our used containers, disruptions in the capital markets, increased risk of compliance with our debt covenants and operational and business process disruptions for us and our customers.

Uncertainties relating to COVID-19 include the duration of the outbreak, actions that may be taken to contain or treat its impact, by governments and others, including declarations of states of emergency, business closures, manufacturing restrictions and a prolonged period of travel and/or other similar restrictions and limitations. The magnitude of the COVID-19 pandemic, including the extent of any impact on our business, financial position, results of operations or liquidity, which could be material, cannot be reasonably determined at this time due to the rapid development and fluidity of the situation.

ITEM 5.	EXHIBITS

The following exhibits are filed as part of this Quarterly Report on Form 6-K:

Exhibit Number	Description of Document

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2020

Textainer Group Holdings Limited

/s/ Olivier Ghesquiere
Olivier Ghesquiere
President and Chief Executive Officer